SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

February 14, 2013

Commission File Number: 333-130901

MACRO BANK INC.

(Exact name of registrant as specified in its Charter)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

4Q12 Earnings Release

Banco Macro Announces Results for the Fourth Quarter of 2012

Buenos Aires, Argentina, February 14, 2013 – Banco Macro S.A. (NYSE: BMA; BCBA: BMA) (“Banco Macro” or “BMA” or the “Bank”) announced today its results for the fourth quarter ended December 31, 2012 (“4Q12”). All figures are in Argentine pesos (Ps.) and have been prepared in accordance with Argentine GAAP.

Summary

• The Bank’s net income totaled Ps.425.8 million in 4Q12. This result was 3% higher than the Ps.411.9 million reported in the third quarter of 2012 (“3Q12”) and 23% higher than the Ps.346.4 million posted in the fourth quarter of 2011 (“4Q11”). In 4Q12, the annualized return on average equity (“ROAE”) and the annualized return on average assets (“ROAA”) were 27.8% and 3.5%, respectively.

• In 4Q12, Banco Macro’s financing to the private sector grew 9% or Ps.2.7 billion quarter over quarter (“QoQ”) totaling Ps.31.9 billion. Commercial loans showed better performance than consumer loans. Among commercial loans, pledge and mortgages loans (mainly productive investments loans with mortgage and pledge guarantees respectively, according to Communication “A” 5319 of BCRA), grew 45% and 34% QoQ, respectively. Credit cards and personal loans rose 20% and 5% QoQ, respectively.

• In 4Q12, Banco Macro’s total deposits grew 4% QoQ, totaling Ps.36.2 billion and representing 86% of the Bank’s total liabilities. Private sector deposits grew 5% QoQ.

• Banco Macro continued showing a strong solvency ratio, with excess capital of Ps.2.1 billion (19% capitalization ratio). In addition, the Bank’s liquid assets remained at an adequate level, reaching 31.7% of its total deposits in 4Q12.

• In 4Q12, the Bank’s non-performing to total financing ratio was 1.78% and the coverage ratio reached 154.52%.

4Q12 Earnings Release Conference Call		IR Contacts in Buenos Aires:

Friday, February 15, 2013		Jorge Scarinci
Time: 11:00 a.m. Eastern Time | 1:00 p.m. Buenos Aires Time		Finance & IR Manager

To participate, please dial:	Webcast Replay: click here	Ines Lanusse
Argentine Participants: (0800) 333 0511		Investor Relations
U.S. Participants: +1 (888) 772 8167	Available from 2/15/2013 through
Participants from outside the U.S.:	3/1/2013	Phone: (54 11) 5222 6682
+1 (779) 232 1760		E-mail: investorelations@macro.com.ar

Conference ID: 89466293
Webcast: click here		Visit our website at: www.ri-macro.com.ar

With the presence of: Jorge Pablo Brito (Member of the Executive Committee), Guillermo Goldberg (Commercial Deputy General Manager) and Jorge Scarinci (Finance and IR Manager).

4Q12 Earnings Release

Disclaimer

This press release includes forward-looking statements. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things: inflation; changes in interest rates and the cost of deposits; government regulation; adverse legal or regulatory disputes or proceedings; credit and other risks of lending, such as increases in defaults by borrowers; fluctuations and declines in the value of Argentine public debt; competition in banking and financial services; deterioration in regional and national business and economic conditions in Argentina; and fluctuations in the exchange rate of the peso.

The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this press release might not occur and are not guarantees of future performance.

This report is a summary analysis of Banco Macro's financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gob.ar), the Securities and Exchange Commission (www.sec.gov), the Bolsa de Comercio de Buenos Aires (www.bolsar.com) and the New York Stock Exchange (www.nyse.com). In addition, the Central Bank (www.bcra.gov.ar) may publish information related to Banco Macro as of a date subsequent to the last date for which the Bank has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Consequently, any matters of interpretation should be referred to the original version in Spanish.

2

4Q12 Earnings Release

Results

Earnings per outstanding share were Ps.0.73 in 4Q12, 3% higher than 3Q12´s level and 24% higher than in 4Q11.

EARNINGS PER SHARE	MACRO consolidated
	IV 11	I 12	II 12	III 12	IV 12	2011	2012

Net income (M $)	346.4	323.8	332.1	411.9	425.8	1,176.1	1,493.6
Average shares outstanding (M)	589.4	584.5	584.5	584.5	584.5	593.2	584.5
Average shares in portfolio (M)	5.1	10.0	10.0	10.0	10.0	1.3	10.0
Average shares issued (M)	594.5	594.5	594.5	594.5	594.5	594.5	594.5
Book value per share ($)	7.94	8.48	9.02	9.71	10.40	7.90	10.40
Earnings per share ($)	0.59	0.55	0.57	0.70	0.73	1.98	2.56

Book value per ADS (USD)	18.45	19.38	19.89	20.69	21.15	18.36	21.15
Earning per ADS (USD)	1.37	1.26	1.26	1.50	1.48	4.61	5.20

Banco Macro’s 4Q12 net income of Ps.425.8 million was 3% or Ps.13.8 million higher than the previous quarter and rose 23% or Ps.79.3 million year over year (“YoY”). In 4Q12, Banco Macro accounted additional provisions for the payment of bonuses and a one -time payment of Ps.80 million. Had these provisions been excluded, 4Q12 net income would have been Ps.505.8 million (33.1% ROAE and 4.2% ROAA).

In 2012 Banco Macro´s net income was Ps.1.5 billion, 27% higher than in 2011. Banco Macro´s 2012 net result represented a ROAE and an accumulated annualized ROAA of 27.1% and 3.3% respectively. The operating result for 2012 was Ps.2.3 billion increasing 32% in comparison with 2011. Had income from government and private securities and guaranteed loans been excluded, the 2012 growth would have been 53%.

It is important to emphasize that this result was obtained with the leverage of 8x assets to equity ratio.

INCOME STATEMENT	MACRO consolidated
In MILLION $	IV 11	I 12	II 12	III 12	IV 12	2011	2012

Net financial income	902.3	892.5	1,001.7	1,059.7	1,122.9	2,979.9	4,076.8
Provision for loan losses	-109.0	-130.2	-169.9	-103.0	-197.3	-273.2	-600.4
Net fee income	437.7	472.9	484.5	496.3	505.7	1,541.2	1,959.4
	1,231.0	1,235.2	1,316.3	1,453.0	1,431.3	4,247.9	5,435.8
Administrative expenses	-712.7	-690.9	-761.2	-767.6	-895.8	-2,488.5	-3,115.5
Operating result	518.3	544.3	555.1	685.4	535.5	1,759.4	2,320.3
Minority interest in subsidiaries	-2.7	-2.4	-3.4	-3.8	-4.2	-10.1	-13.8
Net other income	7.6	3.4	32.2	-16.8	21.8	84.7	40.6
Net income before income tax	523.2	545.3	583.9	664.8	553.1	1,834.0	2,347.1
Income tax	-176.8	-221.5	-251.8	-252.9	-127.3	-657.9	-853.5
NET INCOME	346.4	323.8	332.1	411.9	425.8	1,176.1	1,493.6

The Bank’s 4Q12 financial income totaled Ps.1.9 billion, increasing by 9% (Ps.157.1 million) compared to the previous quarter and 31% (Ps.450.3 million) compared to 4Q11.

Interest on loans represented 86% of total financial income in 4Q12, compared to 85% in 3Q12 and 84% in 4Q11. Interest on loans was 11% or Ps.158.7 million higher than 3Q12’s level due to higher average volume of the loan portfolio and to an increase in the average interest lending rates of 76bp. On an annual basis, interest on loans grew 35% or Ps.425.4 million.

In 4Q12, net income from government and private securities increased 12% or Ps.7.9 million QoQ mainly due to the higher income from other government securities. On an annual basis, net income from government and private securities decreased 29% or Ps.31.2 million.

3

4Q12 Earnings Release

Income from differences in quoted prices of gold and foreign currency increased 10% or Ps.10.4 million QoQ due to a higher FX position revaluation caused by the faster depreciation of the Argentine Peso. On an annual basis, the increase was 60% or Ps.42.8 million.

Other financial income decreased by 15% or Ps.10.5 million compared to 3Q12 due to lower income on reverse repos with the financial sector. On an annual basis, the decrease was 2% or Ps.1.5 million.

FINANCIAL INCOME	MACRO consolidated
In MILLION $	IV11	I12	II12	III12	IV12	2011	2012

Interest on cash and due from banks	0.0	0.0	0.1	0.0	0.1	0.2	0.2
Interest on loans to the financial sector	15.1	11.5	10.9	12.4	11.3	29.1	46.1
Interest on overdrafts	162.7	152.3	154.1	205.5	209.1	456.9	721.0
Interest on documents	85.8	102.7	92.7	99.1	120.3	234.9	414.8
Interest on mortgages loans	47.3	47.4	44.3	47.8	59.3	158.4	198.8
Interest on pledges loans	32.8	32.0	29.4	29.3	36.1	91.6	126.8
Interest on credit cards loans	126.8	165.9	183.4	184.3	207.1	371.4	740.7
Interest on financial leases	17.9	16.5	14.5	14.1	14.9	56.7	60.0
Interest on other loans	742.8	801.0	832.3	905.4	998.5	2,398.3	3,537.2
Net Income from government & private securities (1)	106.7	115.6	102.8	67.6	75.5	493.9	361.5
Interest on other receivables from financial interm.	0.2	0.2	0.2	0.2	0.4	0.7	1.0
Income from Guaranteed Loans - Decree 1387/01	0.0	0.0	0.0	10.6	6.3	4.9	16.9
CER adjustment	0.4	0.2	0.3	13.9	8.5	4.4	22.9
CVS adjustment	0.1	0.0	0.1	0.2	0.2	0.4	0.4
Difference in quoted prices of gold and foreign currency	70.9	65.4	104.6	103.3	113.7	283.2	387.0
Other	61.6	51.5	86.8	70.6	60.1	112.5	269.1

Total financial income	1,471.1	1,562.2	1,656.5	1,764.3	1,921.4	4,698.6	6,904.4

(1) Net Income from government & private securities
LEBAC / NOBAC	29.8	54.8	49.4	26.4	13.2	331.5	143.8
Other	76.9	60.8	53.4	41.2	62.3	162.4	217.7
TOTAL	106.7	115.6	102.8	67.6	75.5	493.9	361.5

The Bank’s 4Q12 financial expense totaled Ps.798.5 million, increasing by 13% (Ps.93.9 million) compared to the previous quarter and increasing by 40% (Ps.229.7 million) compared to 4Q11.

In 4Q12, interest on deposits including checking and saving accounts represented 78% of the Bank’s total financial expense. Interest on deposits including checking and saving accounts increased 15% or Ps.79.6 million QoQ due to an increase of the average deposit rates of 114bp and a higher average volume of deposits. During 4Q12 the average BADLAR interest rate grew to 15.2% compared to the average 13.8% in the previous quarter. On a yearly basis, interest on deposits including checking and saving accounts grew 44% or Ps.191.8 million.

Other financial expense grew 11% or Ps.12 million QoQ and 41% or Ps.35.6 million YoY due to higher gross income tax.

FINANCIAL EXPENSE	MACRO consolidated
In MILLION $	IV11	I12	II12	III12	IV12	2011	2012

Interest on checking accounts	0.1	0.1	0.1	0.1	0.1	0.2	0.4
Interest on saving accounts	7.7	7.7	7.8	8.7	9.8	25.2	34.0
Interest on time deposits	424.8	519.2	497.9	536.0	614.5	1,225.1	2,167.6
Interest on financing from financial institutions	1.4	1.0	1.2	1.1	1.0	4.9	4.3
Interest on other liabilities from fin intermediation	16.9	17.2	16.2	14.1	15.0	64.8	62.5
Interest on subordinated bonds	15.8	15.9	16.1	16.9	17.9	60.6	66.8
Other Interest	1.4	0.8	0.6	0.8	0.8	2.7	3.0
CER adjustment	0.9	1.1	1.1	1.1	1.1	4.1	4.4
Contribution to Deposit Guarantee Fund	12.0	12.7	13.9	14.4	14.9	44.2	55.9
Other	87.8	94.0	99.9	111.4	123.4	287.0	428.7
Total financial expense	568.8	669.7	654.8	704.6	798.5	1,718.7	2,827.6

4

4Q12 Earnings Release

As of 4Q12, the Bank’s net interest margin was 11.9%, higher than the 11.7% posted in 3Q12 and higher than the 10.9% posted in 4Q11. Had income from government and private securities and guaranteed loans been excluded, the Bank’s net interest margin would have been 12.4% in 4Q12, higher than the 12.2% posted in 3Q12 and the 10.7% posted in 4Q11.

In 4Q12, Banco Macro’s net fee income totaled Ps.505.7 million, 2% or Ps.9.4 million higher than 3Q12, and 16% or Ps.68 million higher than 4Q11. This growth was mainly driven by credit-related fees and debit and credit card fees, which increased 57% and 14% QoQ, respectively. On a yearly basis these same fees increased 66% and 43%, respectively.

During the recent quarters, Banco Macro has achieved substantial growth in its fee income, offsetting the increase in administrative expenses. As a result of this increase, the Bank´s efficiency ratio has shown an important improvement.

NET FEE INCOME	MACRO consolidated
In MILLION $	IV11	I12	II12	III12	IV12	2011	2012

Fee charges on deposit accounts	330.0	365.4	381.8	405.5	419.1	1,170.0	1,571.8
Debit and credit card fees	113.0	116.0	124.9	142.0	161.9	370.0	544.8
Other fees related to foreign trade	8.5	8.5	9.2	10.3	10.7	35.3	38.7
Credit-related fees	32.4	25.7	27.1	34.3	53.9	124.1	141.0
Lease of safe-deposit boxes	12.5	14.8	16.0	17.0	16.8	49.6	64.6
Other	69.2	72.2	78.8	64.6	68.3	220.2	283.9
Total fee income	565.6	602.6	637.8	673.7	730.7	1,969.2	2,644.8

Total fee expense	127.9	129.7	153.3	177.4	225.0	428.0	685.4

Net fee income	437.7	472.9	484.5	496.3	505.7	1,541.2	1,959.4

In 4Q12 Banco Macro’s administrative expenses reached Ps.895.8 million, 17% or Ps.128.2 million higher than the previous quarter mainly due to higher personnel expenses and other operating expenses. Administrative expenses increased 26% or Ps.183.1 million YoY due to an increase in personnel expenses (higher salaries and number of employees) and higher other operating expenses.

Personnel expenses grew 16% or Ps.73.1 million QoQ, due to the provision for the payment of bonuses which totalled Ps.60 million and a one-time payment for “Bankers Day” and other provisions which totaled Ps.20 million. Had the above mentioned concepts been excluded, personnel expenses would have decreased 2% QoQ.

As of December 2012, the accumulated efficiency ratio reached 51.6%, improving from the 55% posted in 4Q11. In 2012, administrative expenses grew 25% while net financial income and net fee income grew 37% and 27% respectively.

If provision for the payment of bonuses and the one-time payment for “Bankers Day” and other provisions had been excluded, the accumulated efficiency ratio as of December 2012 would have been 50.3%

5

4Q12 Earnings Release

ADMINISTRATIVE EXPENSES	MACRO consolidated
In MILLION $	IV11	I12	II12	III12	IV12	2011	2012

Personnel expenses	433.3	414.1	450.3	453.4	526.5	1,485.6	1,844.3
Directors & statutory auditors´fees	22.9	12.3	16.8	18.9	27.0	59.7	75.0
Other professional fees	23.7	22.8	26.0	28.1	33.0	90.4	109.9
Advertising & publicity	20.9	18.3	23.7	22.3	28.2	75.9	92.5
Taxes	32.5	36.5	44.3	39.8	48.7	131.8	169.3
Depreciation of equipment	19.0	19.6	20.9	21.6	22.9	73.0	85.0
Amortization of organization costs	16.4	17.0	17.9	18.8	19.0	59.2	72.7
Other operating expenses	88.9	98.2	99.6	108.2	123.8	324.0	429.8
Other	55.1	52.1	61.7	56.5	66.7	188.9	237.0
Total Administrative Expenses	712.7	690.9	761.2	767.6	895.8	2,488.5	3,115.5

Total Employees	8,405	8,386	8,470	8,476	8,482	8,405	8,482
Branches	414	417	427	427	428	414	428

Efficiency ratio	53.2%	50.6%	51.2%	49.3%	55.0%	53.2%	55.0%

Accumulated efficiency ratio	55.0%	50.6%	50.9%	50.4%	51.6%	55.0%	51.6%

In 4Q12, the Bank’s net other income totalled Ps.21.8 million, increasing Ps.38.6 million QoQ. This increase was mainly due to a decrease in other expenses (in the previous quarter, the full amortization of the “amparos” for Ps.45 million was completed).

NET OTHER INCOME	MACRO Consolidated
In MILLION $	IV11	I12	II12	III12	IV12	2011	2012

Other Income
Penalty interest	8.3	8.9	9.1	11.9	9.6	31.7	39.5
Recovered loans and reversed allowances	19.5	14.0	14.3	29.4	21.2	77.8	78.9
Other	13.7	7.2	34.5	13.5	23.0	81.0	78.2
Total Other Income	41.5	30.2	57.9	54.8	53.8	190.5	196.7
Other Expense
Charges for other receivables uncollectibility and other allowances	16.8	9.8	10.2	9.0	14.0	44.3	43.0
Amortization of differences related to court orders	4.8	5.0	5.0	50.0	0.0	18.9	60.0
Goodwill amortization	3.5	3.5	3.5	3.5	3.5	14.1	14.0
Other Expense	8.8	8.5	7.0	9.1	14.5	28.6	39.1
Total Other Expense	33.9	26.8	25.7	71.6	32.0	105.8	156.1

Net Other Income	7.6	3.4	32.2	-16.8	21.8	84.7	40.6

In 2012, Banco Macro's effective income tax rate was 36.4%, compared to 35.9% in 2011.

Financial Assets

Private sector financing

The volume of “core” financing to the private sector (including loans, financial trust and leasing portfolio) totaled Ps.31.9 billion, increasing 9% or Ps.2.7 billion QoQ and 28% or Ps.7 billion YoY.

Within commercial loans, growth was driven by pledges and mortgages loans, which grew 45% and 34% QoQ respectively. Within this loan portfolio, productive investments loans with mortgage and pledge guarantees respectively have been included (Communication “A” 5319 of BCRA). The increase of this type of financing totaled Ps.669.8 million QoQ, from which Ps.592.7 million were loans for productive investments.

As of December 2012, Banco Macro´s loans for productive investment totaled Ps.1.03 billion.

6

4Q12 Earnings Release

The main growth in consumer loans was driven by credit card loans which grew 20% QoQ, and personal loans, which increased 5% QoQ.

In 2012, overdrafts, credit card loans and pledges loans (including productive investments loans with pledged securities) experienced the most significant annual growth rates in our loan portfolio, increasing 58%, 54% and 39% respectively.

PRIVATE SECTOR LOAN PORTFOLIO	MACRO consolidated					Variation
In MILLION $	IV 11	I 12	II 12	III 12	IV 12	IV12/III12	IV12/IV11

Overdrafts	2,712.7	2,855.6	4,068.5	4,552.3	4,280.6	-6%	58%
Discounted documents	3,178.1	2,925.3	2,834.8	2,951.7	3,651.4	24%	15%
Mortgages loans	1,142.9	1,149.1	1,085.2	1,129.0	1,508.5	34%	32%
Pledges loans	667.1	631.2	618.2	638.4	928.7	45%	39%
Personal loans	9,023.3	9,466.6	9,788.0	10,285.6	10,826.6	5%	20%
Credit Card loans	3,068.8	3,415.7	3,694.0	3,928.5	4,725.2	20%	54%
Others	4,158.9	4,470.0	4,325.8	4,741.4	4,808.5	1%	16%
Total credit to the private sector	23,951.8	24,913.4	26,414.5	28,226.9	30,729.5	9%	28%
Financial trusts	628.8	671.2	651.5	639.9	839.8	31%	34%
Leasing	326.8	322.7	305.0	291.5	323.1	11%	-1%
Total credit w/ f. trusts and leasing	24,907.4	25,907.4	27,371.0	29,158.3	31,892.4	9%	28%

Public Sector Assets

In 4Q12, the Bank’s public sector assets (excluding LEBAC / NOBAC) to total assets ratio was 3.9%, slightly higher than the 2.7% posted in 3Q12 and the 2.4% in 4Q11.

The main increase was driven by provincial loans totaling Ps.272.1 million.

The Bank’s exposure to the public sector remained below the Argentine system’s average (10%).

PUBLIC SECTOR ASSETS	MACRO consolidated
In MILLION $	IV11	I12	II12	III12	IV12

LEBAC / NOBAC B.C.R.A.	289.7	2,048.8	1,140.8	848.0	125.8
Other	628.5	498.1	647.6	931.1	1,284.2
Government securities	918.2	2,546.9	1,788.4	1,779.1	1,410.0
Guaranteed loans	270.2	266.0	262.8	282.8	272.6
Provincial loans	66.0	57.0	52.9	41.5	313.6
Government securities loans	0.0	0.0	0.8	6.0	0.0
Loans	336.2	323.0	316.5	330.3	586.2
Purchase of government bonds	17.2	17.6	18.3	18.0	18.4
Other receivables	17.2	17.6	18.3	18.0	18.4

TOTAL PUBLIC SECTOR ASSETS	1,271.6	2,887.5	2,123.2	2,127.4	2,014.6

TOTAL PUBLIC SECTOR LIABILITIES	331.3	61.2	59.5	44.1	42.2

Net exposure	940.3	2,826.3	2,063.7	2,083.3	1,972.4

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC / NOBAC )	981.9	838.7	982.4	1,279.4	1,888.8

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC / NOBAC) /TOTAL ASSETS	2.4%	1.9%	2.1%	2.7%	3.9%

Net exposure (net of LEBAC/NOBAC) / TOTAL ASSETS	1.6%	1.7%	2.0%	2.6%	3.8%

7

4Q12 Earnings Release

Funding

Deposits

Banco Macro’s deposit base totaled Ps.36.2 billion in 4Q12, growing 4% or Ps.1.5 billion QoQ and 24% or Ps.7 billion YoY and representing 86% of the Bank’s total liabilities.

On a quarterly basis, private sector deposits increased 5% or Ps.1.4 billion while public sector deposits grew 1% or Ps.91.3 million. Within private sector deposits, an increase in peso deposits of 7% was observed, while foreign currency deposits decreased 4%.

The increase in private sector deposits was led by transactional deposits, which grew 8% or Ps.950.8 million QoQ. In addition, time deposits increased 2% or Ps.287.1 million QoQ.

On an annual basis, time deposits and transactional deposits showed similar growth rates of 19%.

DEPOSITS	MACRO consolidated					Variation
In MILLION $	IV 11	I 12	II 12	III 12	IV 12	IV12/III12	IV12/IV11

Public sector	5,836.2	7,450.3	8,242.7	8,227.1	8,318.4	1%	43%

Financial sector	17.7	20.9	20.0	21.9	24.2	11%	37%

Private sector	23,313.2	25,270.6	25,336.9	26,446.0	27,846.1	5%	19%
Checking accounts	4,911.9	5,725.1	5,717.7	6,072.2	6,716.9	11%	37%
Savings accounts	6,175.5	5,831.0	6,310.0	6,161.1	6,467.2	5%	5%
Time deposits	11,433.2	12,915.4	12,481.4	13,309.1	13,596.2	2%	19%
Other	792.6	799.1	827.8	903.6	1,065.8	18%	34%
TOTAL	29,167.1	32,741.8	33,599.6	34,695.0	36,188.7	4%	24%

Other sources of funds

In 4Q12, the total amount of other sources of funds increased 6% or Ps.461.4 million compared to 3Q12, as a result of an increase in shareholder’s equity (totaling Ps.425.8 million), driven by positive 4Q12 results.

OTHER FUNDING	MACRO consolidated
In MILLION $	IV11	I12	II12	III12	IV12

Central Bank of Argentina	9.2	11.9	21.6	21.8	21.7
Banks and international institutions	155.6	142.8	164.6	287.0	276.8
Financing received from Argentine financial institutions	46.0	89.2	87.4	91.2	85.1
Subordinated corporate bonds	647.8	675.1	681.0	723.6	740.2
Non-subordinated corporate bonds	672.5	676.2	498.4	506.4	541.7
Shareholders´ equity	4,719.6	5,043.4	5,361.4	5,773.3	6,199.1
Total Funding	6,250.7	6,638.6	6,814.4	7,403.3	7,864.7

As of December 2012 Banco Macro’s average cost of funds reached 8%, one of the lowest in the Argentine banking sector. Banco Macro’s transactional deposits represented approximately 46% of its deposit base. These accounts are low cost and are not sensitive to interest rate increases.

Liquid Assets

In 4Q12, the Bank’s liquid assets amounted to Ps.11.5 billion, showing a decrease of 6% QoQ and an increase of 13% on a yearly basis.

Also in 4Q12, Banco Macro experienced a decrease in the Lebacs/Nobacs portfolio and interbank loans, which was partially offset by a cash increase.

8

4Q12 Earnings Release

In December 2012 Banco Macro’s liquid assets to total deposits ratio reached 31.7%.

LIQUID ASSETS	MACRO consolidated
In MILLION $	IV11	I 12	II 12	III 12	VI 12

Cash	6,172.4	9,235.4	7,221.0	7,393.7	10,047.0
Guarantees for compensating chambers	375.2	399.1	447.4	486.3	517.4
Call	150.0	173.0	331.8	373.0	166.5
Reverse repos	2,130.9	119.1	122.0	246.6	146.3
LEBAC / NOBAC	1,303.9	3,901.7	4,074.9	3,709.4	612.9
TOTAL	10,132.4	13,828.3	12,197.1	12,209.0	11,490.1

Liquid assets to total deposits	34.7%	42.2%	36.3%	35.2%	31.7%

Solvency

Banco Macro continued showing high solvency levels in 4Q12, although the BCRA´s new operational risk requirement increased from 75% in the previous quarter to 100% in 4Q12, and the credit risk requirement increased due to the loan portfolio growth. Banco Macro’s integrated capital was Ps.6.3 billion well above the required capital of Ps.4.2 billion.

The capitalization ratio (as a percentage of risk-weighted assets) was 19% in 4Q12, above the minimum required by the banking regulations of BCRA.

The Bank´s aim is to make the best use of this excess capital.

MIN.CAP.REQUIREMENT	MACRO consolidated
In MILLION $	IV11	I12	II12	III12	IV12

Credit risk requirement	2,165.0	2,310.0	2,367.0	2,566.6	2,678.1
Market risk requirement	27.0	42.0	41.0	37.3	36.2
Operational risk requirement			317.0	490.3	693.5
Interest rate risk requirement	657.0	682.0	637.0	714.8	806.6
Integrated capital	4,882.0	5,218.0	5,465.0	5,849.8	6,281.2
Excess capital	2,033.0	2,184.0	2,103.0	2,040.8	2,066.8

Capitalization ratio	18.3%	18.3%	18.7%	18.5%	19.0%

Asset Quality

In 4Q12, Banco Macro’s non-performing to total financing ratio reached a level of 1.78% compared to 1.60% posted in 3Q12. This increase was mainly driven by the change of category of a customer of the commercial portfolio.

The coverage ratio reached 154.52% in 4Q12.

The Bank is committed to continue working in this area to maintain excellent asset quality standards.

9

4Q12 Earnings Release

ASSET QUALITY	MACRO consolidated
In MILLION $	IV 11	I 12	II 12	III 12	IV 12

Commercial portfolio	11,566.0	11,961.5	12,441.3	13,499.6	13,962.1
Non-performing	91.5	91.3	92.0	100.8	182.9
Consumer portfolio	14,454.5	15,169.4	16,272.4	17,139.7	19,027.2
Non-performing	296.5	334.7	360.7	390.5	402.9
Total portfolio	26,020.5	27,130.9	28,713.7	30,639.3	32,989.3
Non-performing	388.1	426.0	452.7	491.3	585.8
Total non-performing/ Total portfolio	1.49%	1.57%	1.58%	1.60%	1.78%
Total allowances	613.6	684.6	767.6	792.7	905.2
Coverage ratio w/allowances	158.10%	160.70%	169.54%	161.35%	154.52%

CER Exposure and Foreign Currency Position

CER EXPOSURE	MACRO consolidated
In MILLION $	IV 11	I 12	II 12	III 12	IV 12

CER adjustable ASSETS

Guaranteed loans	304.4	311.5	318.6	325.3	305.6
Private sector loans	10.8	9.7	8.8	8.0	7.2
Other loans	0.6	0.6	0.7	0.5	0.4
Loans	315.9	321.8	328.1	333.8	313.2
Other receivables	1.5	1.5	2.4	2.3	2.6
Total CER adjustable assets	317.4	323.3	330.5	336.1	315.8

CER adjustable LIABILITIES
Deposits	0.2	0.2	0.2	0.0	0.2
Other liabilities from financial intermediation	44.6	44.4	44.2	43.9	43.7
Total CER adjustable liabilities	44.8	44.6	44.4	43.9	43.9

NET ASSET CER EXPOSURE	272.5	278.7	286.1	292.2	271.9

FOREIGN CURRENCY POSITION	MACRO consolidated
In MILLION $	IV11	I12	II12	III12	IV12

Cash	2,004.3	4,430.7	3,432.8	3,524.0	3,618.4
Government and private securities	2,267.7	450.0	406.4	469.0	617.8
Loans	2,943.9	3,216.1	2,663.2	2,608.8	2,518.0
Other receivables from financial intermediation	2,633.7	933.0	895.2	551.2	483.8
Investments in other companies	0.6	0.6	0.6	0.7	0.7
Other receivables	50.3	93.5	115.4	163.2	123.7
Receivables from financial leases	45.5	41.0	38.1	35.2	31.5
Items pending allocation	0.6	0.9	0.8	0.5	1.1
TOTAL ASSETS	9,946.6	9,165.8	7,552.5	7,352.6	7,395.0
Deposits	4,418.8	4,490.5	3,651.5	3,441.6	3,324.7
Other liabilities from financial intermediation	2,944.9	2,078.8	1,211.3	1,265.0	1,210.6
Other liabilities	7.0	9.7	4.5	6.3	8.4
Subordinated corporate bonds	647.8	675.1	681.0	723.4	740.2
TOTAL LIABILITIES	8,018.5	7,254.1	5,548.3	5,436.3	5,283.9

NET FX POSITION	1,928.1	1,911.7	2,004.2	1,916.3	2,111.1

10

4Q12 Earnings Release

Relevant and Recent Events

•	In December 2012, the Bank paid semi-annual interest on Class 1 Notes in an amount of USD7.3 million.

•	In February 2013, the Bank paid semi-annual interest on Class 2 Notes in an amount of USD4.5 million.

•	As of December 2012, Banco Macro satisfactorily extended loans regarding the productive investment program assigned for small & mid-sized companies (MiPyMES) required by BCRA Communication “A” 5319.

•	In January and February 2013, through BCRA´s Communication “A” 5369 and supplementary, the Central Bank modified the actual solvency requests, both regarding minimum capital requirements and integration. Banco Macro´s Board believes that the above mentioned modification will have no significant impact on the Bank´s capitalization since its capital base is well above the minimum capital required.

11

4Q12 Earnings Release

QUARTERLY BALANCE SHEET	MACRO consolidated
In MILLION $	IV 11	I 12	II 12	III 12	IV 12

ASSETS	41,442.1	45,329.3	46,370.6	48,089.8	48,379.0
Cash	6,172.4	9,235.4	7,221.0	7,393.7	10,047.0
Government and Private Securities	4,396.9	4,800.7	5,143.4	5,204.0	2,343.1
-LEBAC/NOBAC	1,303.9	3,901.7	4,075.0	3,709.4	612.9
-Other	3,093.0	899.0	1,068.4	1,494.6	1,730.2
Loans	24,318.3	25,303.8	26,842.2	28,696.7	31,202.6
to the non-financial government sector	336.2	322.9	316.7	330.3	586.6
to the financial sector	343.3	385.2	519.7	528.1	299.3
to the non-financial private sector and foreign residents	24,238.0	25,266.8	26,757.8	28,618.5	31,203.9
-Overdrafts	2,712.7	2,855.6	4,068.5	4,552.3	4,280.6
-Documents	3,178.1	2,925.3	2,834.8	2,951.7	3,651.4
-Mortgage loans	1,142.9	1,149.1	1,085.2	1,129.0	1,508.5
-Pledge loans	667.1	631.2	618.2	638.4	928.7
-Personal loans	9,023.3	9,466.6	9,788.0	10,285.6	10,826.6
-Credit cards	3,068.8	3,415.7	3,694.0	3,928.5	4,725.2
-Other	4,158.9	4,470.0	4,325.8	4,741.4	4,808.5
-Accrued interest, adjustments, price differences receivables and unearned discount	286.2	353.3	343.3	391.7	474.4
Allowances	-599.2	-671.1	-752.0	-780.1	-887.2
Other receivables from financial intermediation	4,496.5	3,805.1	5,103.3	4,561.8	2,380.2
Receivables from financial leases	326.8	322.2	304.5	290.7	321.5
Investments in other companies	9.3	9.4	10.2	10.3	11.6
Other receivables	592.2	675.0	530.2	747.4	855.2
Other assets	1,129.7	1,177.7	1,215.8	1,185.2	1,217.8
LIABILITIES	36,722.5	40,285.9	41,009.2	42,316.5	42,179.9
Deposits	29,167.1	32,741.8	33,599.6	34,695.0	36,188.7
From the non-financial government sector	5,836.2	7,450.3	8,242.7	8,227.1	8,318.4
From the financial sector	17.7	20.9	20.0	21.9	24.2
From the non-financial private sector and foreign residents	23,313.2	25,270.6	25,336.9	26,446.0	27,846.1
-Checking accounts	4,911.9	5,725.1	5,717.7	6,072.2	6,716.9
-Savings accounts	6,175.5	5,831.0	6,310.0	6,161.1	6,467.2
-Time deposits	11,433.2	12,915.4	12,481.4	13,309.1	13,596.2
-Other	792.6	799.1	827.8	903.6	1,065.8
Other liabilities from financial intermediation	5,732.5	5,448.9	5,755.4	5,657.3	3,785.0
Subordinated corporate bonds	647.8	675.1	681.0	723.6	740.2
Other liabilities	1,175.1	1,420.1	973.2	1,240.6	1,466.0

SHAREHOLDERS' EQUITY	4,719.6	5,043.4	5,361.4	5,773.3	6,199.1

LIABILITIES + SHAREHOLDERS' EQUITY	41,442.1	45,329.3	46,370.6	48,089.8	48,379.0

12

4Q12 Earnings Release

ANNUAL BALANCE SHEET	MACRO consolidated
In MILLION $	2010	2011	2012

ASSETS	33,524.4	41,442.1	48,379.0
Cash	5,202.0	6,172.4	10,047.0
Government and Private Securities	7,030.1	4,396.9	2,343.1
LEBAC/NOBAC	4,005.8	1,303.9	612.9
Other	3,024.3	3,093.0	1,730.2
Loans	15,910.1	24,318.3	31,202.6
to the non-financial government sector	336.4	336.2	586.6
to the financial sector	155.7	343.3	299.3
to the non-financial private sector and foreign residents	15,932.9	24,238.0	31,203.9
-Overdrafts	2,033.0	2,712.7	4,280.6
-Documents	1,805.2	3,178.1	3,651.4
-Mortgage loans	902.7	1,142.9	1,508.5
-Pledge loans	347.3	667.1	928.7
-Personal loans	5,802.4	9,023.3	10,826.6
-Credit cards	1,553.2	3,068.8	4,725.2
-Other	3,302.2	4,158.9	4,808.5
-Accrued interest, adjustments, price differences receivables and unearned discount	186.9	286.2	474.4
Allowances	-514.9	-599.2	-887.2
Other receivables from financial intermediation	3,599.3	4,496.5	2,380.2
Receivables from financial leases	247.4	326.8	321.5
Investments in other companies	9.7	9.3	11.6
Other receivables	631.1	592.2	855.2
Other assets	894.7	1,129.7	1,217.8
LIABILITIES	29,371.6	36,722.5	42,179.9
Deposits	23,407.4	29,167.1	36,188.7
From the non-financial government sector	5,216.1	5,836.2	8,318.4
From the financial sector	15.8	17.7	24.2
From the non-financial private sector and foreign residents	18,175.5	23,313.2	27,846.1
-Checking accounts	4,178.7	4,911.9	6,716.9
-Savings accounts	4,526.7	6,175.5	6,467.2
-Time deposits	8,714.1	11,433.2	13,596.2
-Other	756.0	792.6	1,065.8
Other liabilities from financial intermediation	4,591.3	5,732.5	3,785.0
Subordinated corporate bonds	598.5	647.8	740.2
Other liabilities	774.4	1,175.1	1,466.0

SHAREHOLDERS' EQUITY	4,152.8	4,719.6	6,199.1

LIABILITIES + SHAREHOLDERS' EQUITY	33,524.4	41,442.1	48,379.0

13

4Q12 Earnings Release

QUARTERLY INCOME STATEMENT	MACRO consolidated
In MILLION $	IV 11	I 12	II 12	III 12	IV 12

Financial income	1,471.1	1,562.2	1,656.5	1,764.3	1,921.4
Interest on cash and due from banks	0.0	0.0	0.1	0.0	0.1
Interest on loans to the financial sector	15.1	11.5	10.9	12.4	11.3
Interest on overdrafts	162.7	152.3	154.1	205.5	209.1
Interest on documents	85.8	102.7	92.7	99.1	120.3
Interest on mortgage loans	47.3	47.4	44.3	47.8	59.3
Interest on pledge loans	32.8	32.0	29.4	29.3	36.1
Interest on credit card loans	126.8	165.9	183.4	184.3	207.1
Interest on financial leases	17.9	16.5	14.5	14.1	14.9
Interest on other loans	742.8	801.0	832.3	905.4	998.5
Income from government & private securities, net	106.7	115.6	102.8	67.6	75.5
Interest on other receivables from fin. intermediation	0.2	0.2	0.2	0.2	0.4
Income from Guaranteed Loans - Decree 1387/01	0.0	0.0	0.0	10.6	6.3
CER adjustment	0.4	0.2	0.3	13.9	8.5
CVS adjustment	0.1	0.0	0.0	0.2	0.2
Difference in quoted prices of gold and foreign currency	70.9	65.4	104.6	103.3	113.7
Other	61.6	51.5	86.9	70.6	60.1
Financial expense	-568.8	-669.7	-654.8	-704.6	-798.5
Interest on checking accounts	-0.1	-0.1	-0.1	-0.1	-0.1
Interest on saving accounts	-7.7	-7.7	-7.8	-8.7	-9.8
Interest on time deposits	-424.8	-519.2	-497.9	-536.0	-614.5
Interest on interfinancing received loans	-1.4	-1.0	-1.2	-1.1	-1.0
Interest on other liabilities from fin. intermediation	-16.9	-17.2	-16.2	-14.1	-15.0
Interest on subordinated bonds	-15.8	-15.9	-16.1	-16.9	-17.9
Other Interest	-1.4	-0.8	-0.6	-0.8	-0.8
CER adjustment	-0.9	-1.1	-1.1	-1.1	-1.1
Contribution to Deposit Guarantee Fund	-12.0	-12.7	-13.9	-14.4	-14.9
Other	-87.8	-94.0	-99.9	-111.4	-123.4
Net financial income	902.3	892.5	1,001.7	1,059.7	1,122.9
Provision for loan losses	-109.0	-130.2	-169.9	-103.0	-197.3

Fee income	565.6	602.6	637.8	673.7	730.7
Fee expense	-127.9	-129.7	-153.3	-177.4	-225.0
Net fee income	437.7	472.9	484.5	496.3	505.7

Administrative expenses	-712.7	-690.9	-761.2	-767.6	-895.8
Minority interest in subsidiaries	-2.7	-2.4	-3.4	-3.8	-4.2
Net other income	7.6	3.4	32.2	-16.8	21.8
Earnings before income tax	523.2	545.3	583.9	664.8	553.1
Income tax	-176.8	-221.5	-251.8	-252.9	-127.3

Net income	346.4	323.8	332.1	411.9	425.8

14

4Q12 Earnings Release

ANNUAL INCOME STATEMENT	MACRO consolidated
In MILLION $	2010	2011	2012

Financial income	3,728.4	4,698.6	6,904.4
Interest on cash and due from banks	0.3	0.2	0.2
Interest on loans to the financial sector	13.7	29.1	46.1
Interest on overdrafts	278.8	456.9	721.0
Interest on documents	146.3	234.9	414.8
Interest on mortgage loans	112.5	158.4	198.8
Interest on pledge loans	51.3	91.6	126.8
Interest on credit card loans	210.0	371.4	740.7
Interest on financial lesases	43.0	56.7	60.0
Interest on other loans	1,538.8	2,398.3	3,537.2
Income from government & private securities, net	988.7	493.9	361.5
Net options results	0.6	1.1	0.0
Interest on other receivables from fin. intermediation	1.0	0.7	1.0
Income from Guaranteed Loans - Decree 1387/01	62.1	4.9	16.9
CER adjustment	46.2	4.4	22.9
CVS adjustment	0.7	0.4	0.4
Difference in quoted prices of gold and foreign currency	160.2	283.2	387.0
Other	74.3	112.5	269.1
Financial expense	-1,330.2	-1,718.7	-2,827.6
Interest on checking accounts	-4.1	-0.2	-0.4
Interest on saving accounts	-19.6	-25.2	-34.0
Interest on time deposits	-954.5	-1,225.1	-2,167.6
Interest on interfinancing received loans	-4.4	-4.9	-4.3
Interest on other liabilities from fin. intermediation	-62.9	-64.8	-62.5
Interest on subordinated bonds	-57.4	-60.6	-66.8
Other Interest	-2.0	-2.7	-3.0
CER adjustment	-4.9	-4.1	-4.4
Contribution to Deposit Guarantee Fund	-35.2	-44.2	-55.9
Other	-185.2	-287.0	-428.7
Net financial income	2,398.2	2,979.9	4,076.8
Provision for loan losses	-215.0	-273.2	-600.4
Fee income	1,324.6	1,969.2	2,644.8
Fee expense	-285.4	-428.0	-685.4
Net fee income	1,039.2	1,541.2	1,959.4

Administrative expenses	-1,917.3	-2,488.5	-3,115.5
Minority interest	-6.9	-10.1	-13.8
Net other income	78.0	84.7	40.6
Earnings before income tax	1,376.2	1,834.0	2,347.1
Income tax	-365.8	-657.9	-853.5

Net income	1,010.4	1,176.1	1,493.6

15

4Q12 Earnings Release

QUARTER ANNUALIZED RATIOS	MACRO consolidated
	IV 11	I 12	II 12	III 12	IV 12

Profitability & performance
Net interest margin	11.9%	11.6%	11.5%	12.1%	12.5%
Net interest margin adjusted (1)	11.4%	11.7%	12.2%	12.6%	13.0%
Net fee income ratio	32.7%	34.6%	32.6%	31.9%	31.1%
Efficiency ratio	53.2%	50.6%	51.2%	49.3%	55.0%
Net fee income as a percentage of adm expenses	61.4%	68.5%	63.6%	64.7%	56.5%
Return on average assets	3.6%	3.1%	2.9%	3.6%	3.5%
Return on average equity	29.5%	26.1%	25.2%	28.9%	27.8%
Liquidity
Loans as a percentage of total deposits	85.4%	79.3%	82.1%	85.0%	88.7%
Liquid assets as a percentage of total deposits	34.7%	42.2%	36.3%	35.2%	31.7%
Capital
Total equity as a percentage of total assets	11.4%	11.1%	11.6%	12.0%	12.8%
Regulatory capital as a percentage of risk weighted assets	18.3%	18.3%	18.7%	18.5%	19.0%
Asset Quality
Allowances over total loans	2.4%	2.6%	2.7%	2.6%	2.8%
Non-performing loans as a percentage of total loans	1.5%	1.6%	1.6%	1.6%	1.8%
Allowances as a percentage of non-performing loans	159.2%	161.7%	170.8%	162.8%	155.4%
Amparos as a percentage of average equity	1.1%	1.0%	0.9%	0.0%	0.0%

(1) Net interest margin excluding income from government securities and guaranteed loans

ACCUMULATED ANNUALIZED RATIOS	MACRO consolidated
	IV 11	I 12	II 12	III 12	IV 12

Profitability & performance
Net interest margin	10.9%	11.6%	11.5%	11.7%	11.9%
Net interest margin adjusted (1)	10.7%	11.7%	12.0%	12.2%	12.4%
Net fee income ratio	34.1%	34.6%	33.6%	33.0%	32.5%
Efficiency ratio	55.0%	50.6%	50.9%	50.4%	51.6%
Net fee income as a percentage of adm expenses	61.9%	68.5%	65.9%	65.5%	62.9%
Return on average assets	3.4%	3.1%	3.0%	3.2%	3.3%
Return on average equity	26.7%	26.1%	25.7%	26.8%	27.1%
Liquidity
Loans as a percentage of total deposits	85.4%	79.3%	82.1%	85.0%	88.7%
Liquid assets as a percentage of total deposits	34.7%	42.2%	36.3%	35.2%	31.7%
Capital
Total equity as a percentage of total assets	11.4%	11.1%	11.6%	12.0%	12.8%
Regulatory capital as a percentage of risk weighted assets	18.3%	18.3%	18.7%	18.5%	19.0%
Asset Quality
Allowances over total loans	2.4%	2.6%	2.7%	2.6%	2.8%
Non-performing loans as a percentage of total loans	1.5%	1.6%	1.6%	1.6%	1.8%
Allowances as a percentage of non-performing loans	159.2%	161.7%	170.8%	162.8%	155.4%
Amparos as a percentage of average equity	1.2%	1.0%	0.9%	0.0%	0.0%

(1) Net interest margin excluding income from government securities and guaranteed loans

16

4Q12 Earnings Release

ANNUAL RATIOS	MACRO consolidated
	2010	2011	2012

Profitability & performance
Net interest margin	11.1%	10.9%	11.9%
Net interest margin adjusted (1)	8.5%	10.7%	12.4%
Net fee income ratio	30.2%	34.1%	32.5%
Efficiency ratio	55.8%	55.0%	51.6%
Net fee income as a percentage of adm expenses	54.2%	61.9%	62.9%
Return on average assets	3.6%	3.4%	3.3%
Return on average equity	27.1%	26.7%	27.1%
Liquidity
Loans as a percentage of total deposits	70.2%	85.4%	88.7%
Liquid assets as a percentage of total deposits	51.9%	34.7%	31.7%
Capital
Total equity as a percentage of total assets	12.4%	11.4%	12.8%
Regulatory capital as a percentage of risk weighted assets	24.7%	18.3%	19.0%
Asset Quality
Allowances over total loans	3.1%	2.4%	2.8%
Non-performing loans as a percentage of total loans	2.1%	1.5%	1.8%
Allowances as a percentage of non-performing loans	148.9%	159.2%	155.4%
Amparos as a percentage of average equity	1.5%	1.2%	0.0%

(1) Net interest margin excluding income from government securities and guaranteed loans

17

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 14, 2013

MACRO BANK INC.

By:	/s/ Luis Cerolini
Name: Luis Cerolini
Title: Director